                                                                      EXHIBIT 20
[HCA LOGO]
                                                                            NEWS
                                                           FOR IMMEDIATE RELEASE

INVESTOR CONTACT                                  MEDIA CONTACT
Mark Kimbrough:   615-344-2688                    Jeff Prescott:  615-344-5708


              HCA REPORTS FOURTH QUARTER AND FULL YEAR 2002 RESULTS

                   EPS OF $2.68 FOR THE YEAR VS. $2.07 IN 2001
                 FOURTH QUARTER EPS OF $0.63 VS. $0.47 LAST YEAR
                EXCLUDING GAINS, IMPAIRMENTS, AND INVESTIGATION,
                 SETTLEMENT RELATED AND DEBT RETIREMENT CHARGES


Nashville, Tenn., February 4, 2003 - HCA (NYSE: HCA) today announced operating results for the fourth quarter and year ended December 31, 2002.

"I'm extremely pleased with the results of the fourth quarter and the year," stated Jack O. Bovender, Jr., Chairman and CEO. "All of HCA's 178,000 employees have contributed to the success achieved. Recent reviews indicate satisfaction and retention levels are higher than ever among our employees. Equally important is the expression of satisfaction among our physicians, which reached a new five-year high. Operationally, we continue to be focused on the delivery of quality patient care, as demonstrated by our involvement with various organizations addressing healthcare quality and patient safety concerns. As a leader in our field, our goal is to contribute to the common approach to measurement and reporting of healthcare quality."

Fourth Quarter Results:

         - Revenues increased 10.7 percent in the quarter to $5.0 billion from $4.5 billion last year.

         -        EBITDA margin improved to 18.4 percent from 17.7 percent.

         - Same-facility admissions increased 3.0 percent; same-facility equivalent admissions increased 2.0 percent; same-facility net revenue increased 11.3 percent.

         - EPS increased 34 percent to $0.63 per share vs. $0.47 in last year's fourth quarter, excluding gains, impairments, and investigation, settlement related and debt retirement charges.

         - Net days in accounts receivable improved to 63 days compared to 64 days at December 31, 2001.

         - Cash flow from operations in the fourth quarter totaled $786 million, up 32.8 percent from $592 million in the previous year.

         During the fourth quarter the Company reached an understanding with attorneys of the Civil Division of the Department of Justice (DOJ) to recommend an agreement to settle, subject to certain conditions, the litigation brought by the DOJ against the Company. The understanding provides that in exchange for releases by the DOJ, the Company will pay the DOJ $631 million. The Company has also reached an agreement in principle with representatives of states that may have similar claims against the Company to pay $17.5 million to state Medicaid agencies to resolve any such claims. In addition, the Company has accrued $35 million as an estimation of its legal obligation to pay reasonable legal fees of the whistleblowers.

         As a result of the settlement, HCA recorded an after-tax charge of $418 million in the fourth quarter. The net after-tax cash effect on HCA is estimated to be approximately $468 million after considering the resolution of certain Medicare receivables and allowances and the related deferred taxes.

         The Company incurred a net loss during the quarter, including gains, impairments, and investigation, settlement related and debt retirement charges, of $102 million or $0.20 per diluted share, compared to net income of $59 million or $0.11 per diluted share in the fourth quarter last year.

         Due to the reported net loss in the fourth quarter which resulted from the settlement charge, accounting principles require that potentially diluted increments (shares associated with options) be excluded from the earnings per share calculation. The effect of excluding these potentially dilutive shares was an increase in operating earnings, (excluding the gains, investigation and settlement related charges) of $0.02 per share in the fourth quarter. This situation did not impact the full year EPS calculation.

         HCA announced today that the Company has reached an agreement in principle to settle the McCall derivative lawsuit subject to court approval of the settlement terms. Under the proposed settlement agreement, the Company is expected to receive from insurance carriers $14 million and will implement an enhanced corporate governance plan. The Company expects the settlement to be considered by the court before the end of the first quarter of 2003. Mr. Bovender commented "We are pleased with this settlement which will conclude another matter related to the recently settled DOJ litigation. We believe the governance plan is consistent with our current governance structure, our desire to implement best governance practices and our commitment to remain an industry leader in integrity and compliance."

         For the year ended December 31, 2002, revenues increased to $19.7 billion, up 9.9 percent, compared to $18.0 billion for 2001. Net income, excluding gains, impairments, and investigation, settlement related and debt retirement charges, totaled $1.4 billion or $2.68 per diluted share for the year, compared to $1.1 billion or $2.07 per diluted share for 2001. Net income, including gains, impairments, and investigation, settlement related and debt retirement charges, totaled $833 million or $1.59 per diluted share versus $956 million or $1.78 per diluted share last year.

         For the year, same-facility admissions increased 2.5 percent while same-facility equivalent admissions increased 2.6 percent. Same-facility net revenues increased 11.7 percent.

         During 2002, the Company recognized gains on sales of facilities of $4 million net of tax, or $0.01 per diluted share; impairments of investment securities of $107 million net of tax, or $0.20 per diluted share; impairments of long-lived assets of $18 million net of tax, or $0.03 per diluted share; investigation related costs of $37 million net of tax, or $0.07 per diluted share; and a charge related to settlement with the Federal government of $418 million net of tax, or $0.80 per diluted share.

         At December 31, 2002, the Company's balance sheet reflected total debt of $6.9 billion; stockholders' equity (including common, temporary and minority equity) of $6.3 billion; and total assets of $18.7 billion. The Company's ratio of debt-to-debt plus stockholders' equity was 52.4 percent at December 31, 2002 compared to 56.2 percent at year-end 2001. Ratio of debt-to-EBITDA improved to
1.78 compared with 2.15 at December 31, 2001.

         For 2002, cash flow from operations was $2.8 billion, compared to $1.4 billion in 2001. Excluding government settlements, cash flow from operations in 2001 would have been $2.0 billion.

         "We are extremely pleased with the quality of the reported results for the Company," said Richard M. Bracken, President and COO. "The results are significant given that they have been achieved while investing heavily, from both a financial and management resources perspective, in our infrastructure. Shared Services, Information Technology and Patient Safety Initiatives remain important and productive parts of our operating strategy which we believe will favorably position us in the future and distinguish us within the healthcare industry."

         During 2002, HCA made significant investments in its hospitals and communities. HCA's capital investments totaled $1.7 billion in 2002, up from $1.4 billion in the prior year. Additionally, the Company's acquisition expenditures in 2002 totaled $124 million.

         The Company repurchased 6.2 million shares of its common stock during 2002 at a total cost of $282 million (average cost of $45.53 per share); 5.8 million shares remain under the previous 12 million share repurchase authorization. Total shares outstanding at December 31, 2002 were 514 million compared to 509 million at December 31, 2001.

         Return on stockholders' equity (ROE) increased to 25.2 percent for 2002 compared to 21.3 for 2001. Return on invested capital (ROIC) improved to 13.2 percent for 2002 vs. 11.8 percent for 2001.

         As of December 31, 2002, the Company operated 179 hospitals and 78 ambulatory surgery centers (including 6 hospitals and 4 ASCs operated by 50/50 equity joint ventures), compared to 184 hospitals and 79 ambulatory surgery centers (including 6 hospitals and 3 ASCs operated by 50/50 equity joint ventures) at December 31, 2001.

         The Company's annual shareholder meeting will be held in Nashville, Tennessee on May 22, 2003 at 1:30 p.m. local time for shareholders of record as of April 1, 2003.

         HCA will host a conference call for investors at 8:30 a.m. CST today. All interested investors are invited to access a live audio broadcast of the call, via Webcast. The broadcast also will be available on a replay basis beginning this afternoon and throughout the next 30 days.

         The Webcast can be accessed at
http://www.firstcallevents.com/service/ajwz371240530gf12.html or via the Investor Relations page at www.hcahealthcare.com.



                                   ***********

This press release contains forward-looking statements based on current management expectations. Those forward looking statements include statements other than those made solely with respect to historical fact. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statements. These factors include, but are not limited to (i) the ability to enter into definitive written agreements with regard to, and to consummate, the understanding with attorneys of the Civil Division of the DOJ, CMS and obtain court approval thereof, (ii) the highly competitive nature of the health care business, (iii) the efforts of insurers, health care providers and others to contain health care costs, (iv) possible changes in the Medicare and Medicaid programs that may impact reimbursements to health care providers and insurers, (v) changes in Federal, state or local regulation affecting the health care industry, (vi) the possible enactment of Federal or state health care reform, (vii) the ability to attract and retain qualified management and personnel, including affiliated physicians, nurses and medical support personnel, (viii) liabilities and other claims asserted against the Company, (ix) fluctuations in the market value of the Company's common stock, (x) ability to complete the share repurchase program ,(xi) changes in accounting practices, (xii) changes in general economic conditions, (xiii) future divestitures which may result in additional charges,
(xiv) changes in revenue mix and the ability to enter into and renew managed care provider arrangements on acceptable terms, (xv) the availability and terms of capital to fund the expansion of the Company's business, (xvi) changes in business strategy or development plans, (xvii) slowness of reimbursement, (xviii) the ability to implement the Company's shared services and other initiatives and realize a decrease in administrative, supply and infrastructure costs, (xix) the outcome of pending and any future tax audits and litigation associated with the Company's tax positions, (xx) the outcome of the Company's continuing efforts to monitor, maintain and comply with appropriate laws, regulations, policies and procedures and the Company's corporate integrity agreement with the government, (xxi) increased reviews of the Company's cost reports, (xxii) the ability to maintain and increase patient volumes and control the costs of providing services, (xxiii) the ability to successfully consummate the acquisition of Health Midwest and integrate its operations, (xxiv) the ability to obtain court approval of the McCall settlement, and (xxv) other risk factors detailed from time to time in the Company's filings with the SEC. Many of the factors that will determine the Company's future results are beyond the ability of the Company to control or predict. Readers should not place undue reliance on forward-looking statements, which reflect management's views only as of the date hereof. The Company undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

All references to "Company" and "HCA" as used throughout this document refer to HCA Inc. and its affiliates.

                                    HCA INC.
                     CONSOLIDATED OPERATING RESULTS SUMMARY
                 (Dollars in millions, except per share amounts)

                                                                                                       FOR THE TWELVE MONTHS
                                                                               FOURTH QUARTER            ENDED DECEMBER 31,
                                                                           ----------------------     -----------------------
                                                                             2002          2001         2002           2001
                                                                           --------     ---------     ---------     ---------
Revenues ...............................................................   $  5,024     $   4,538     $  19,729     $  17,953

EBITDA (a) .............................................................   $    923     $     803     $   3,901     $   3,421

Net income (loss):
    Reported net income, excluding loss on retirement of debt, settlement with Federal government, gains on sales of facilities, impairment of investment securities, impairment of long-lived assets and
      investigation related costs ......................................   $    320     $     232     $   1,409     $   1,043
    Goodwill amortization (net of tax) .................................         --            18            --            70
                                                                             ------     ---------     ---------     ---------
    Adjusted net income, excluding loss on retirement of debt, settlement with Federal government, gains on sales of facilities, impairment of investment securities, impairment of long-lived assets and
      investigation related costs ......................................        320           250         1,409         1,113
    Loss on retirement of debt (net of tax) ............................         --           (17)           --           (17)
    Settlement with Federal government (net of tax) ....................       (418)         (165)         (418)         (166)
    Gains on sales of facilities (net of tax) ..........................          4             4             4            76
    Impairment of investment securities (net of tax) ...................         --            --          (107)           --
    Impairment of long-lived assets (net of tax) .......................         --            --           (18)          (10)
    Investigation related costs (net of tax) ...........................         (8)          (13)          (37)          (40)
                                                                             ------     ---------     ---------     ---------

    Adjusted net income (loss) .........................................   $   (102)    $      59     $     833     $     956
                                                                            =======       =======       =======       =======


Diluted earnings (loss) per share:
    Reported net income, excluding loss on retirement of debt, settlement with Federal government, gains on sales of
      facilities, impairment of investment securities, impairment
      of long-lived assets and investigation related costs .............   $   0.63     $    0.44     $    2.68     $    1.94
    Goodwill amortization ..............................................         --          0.03            --          0.13
                                                                             ------     ---------     ---------     ---------
    Adjusted net income, excluding loss on retirement of debt, settlement with Federal government, gains on sales of
      facilities, impairment of investment securities, impairment
      of long-lived assets and investigation related costs .............       0.63          0.47          2.68          2.07
    Loss on retirement of debt .........................................         --         (0.03)           --         (0.03)
    Settlement with Federal government .................................      (0.82)        (0.31)        (0.80)        (0.30)
    Gains on sales of facilities .......................................       0.01          0.01          0.01          0.14
    Impairment of investment securities ................................         --            --         (0.20)           --
    Impairment of long-lived assets ....................................         --            --         (0.03)        (0.02)
    Investigation related costs ........................................      (0.02)        (0.03)        (0.07)        (0.08)
                                                                             ------     ---------     ---------     ---------

    Adjusted net income (loss) .........................................   $  (0.20)     $   0.11     $    1.59     $    1.78
                                                                            =======       =======       =======       =======

Shares used in computing diluted earnings per share (000) ..............    511,655       523,042       525,219       538,177

----------------

(a) EBITDA is defined as income before depreciation and amortization, interest expense, loss on retirement of debt, settlement with Federal government, gains on sales of facilities, impairment of investment securities, impairment of long-lived assets, investigation related costs, minority interests and income taxes.

                                    HCA INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 FOURTH QUARTER
                 (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                                     2002                        2001
                                                                            ---------------------       ---------------------
                                                                            AMOUNT          RATIO         Amount        Ratio
                                                                            -------         -----       ---------       -----
Revenues ...............................................................   $  5,024         100.0 %     $ 4,538         100.0%

Salaries and benefits ..................................................      2,063          41.1         1,867          41.1
Supplies ...............................................................        807          16.1           724          16.0
Other operating expenses ...............................................        850          16.8           803          17.7
Provision for doubtful accounts ........................................        431           8.6           386           8.5
Insurance subsidiary gains on sales of investments .....................         --            --            (9)         (0.2)
Equity in earnings of affiliates .......................................        (50)         (1.0)          (36)         (0.8)
                                                                           --------         -----       -------         -----

                                                                              4,101          81.6         3,735          82.3
                                                                           --------         -----       -------         -----

    EBITDA .............................................................        923          18.4           803          17.7

Depreciation and amortization ..........................................        258           5.2           274           6.0
Interest expense .......................................................        106           2.1           118           2.6
Loss on retirement of debt .............................................         --            --            28           0.6
Settlement with Federal government .....................................        603          12.0           260           5.7
Gains on sales of facilities ...........................................         (6)         (0.1)           (6)         (0.1)
Investigation related costs ............................................         12           0.2            21           0.5
                                                                           --------         -----       -------         -----

Income (loss) before minority interests and income taxes ...............        (50)         (1.0)          108           2.4

Minority interests in earnings of consolidated entities ................         37           0.7            27           0.6
                                                                           --------         -----       -------         -----

Income (loss) before income taxes ......................................        (87)         (1.7)           81           1.8

Provision for income taxes .............................................         15           0.3            40           0.9
                                                                           --------         -----       -------         -----

Reported net income (loss) .............................................       (102)         (2.0)           41           0.9

Goodwill amortization, net of taxes ....................................         --            --            18           0.4
                                                                           --------         -----       -------         -----

     Adjusted net income (loss) ........................................   $   (102)         (2.0)      $    59           1.3
                                                                           ========       =======       =======       =========

Diluted earnings per share:
    Reported net income, excluding loss on retirement of
          debt, settlement with Federal government, gains on
          sales of facilities and investigation related costs ..........   $   0.63                     $  0.44
    Goodwill amortization ..............................................         --                        0.03
                                                                           --------                     -------
    Adjusted net income, excluding loss on retirement of
          debt, settlement with Federal government, gains on
          sales of facilities and investigation related costs ..........       0.63                        0.47
    Loss on retirement of debt .........................................         --                       (0.03)
    Settlement with Federal government .................................      (0.82)                      (0.31)
    Gains on sales of facilities .......................................       0.01                        0.01
    Investigation related costs ........................................      (0.02)                      (0.03)
                                                                           --------                     -------

    Adjusted net income (loss) .........................................   $  (0.20)                    $  0.11
                                                                           ========                     =======

Shares used in computing diluted earnings per share (000) ..............    511,655                     523,042

                                    HCA INC.
                         CONSOLIDATED INCOME STATEMENTS
             FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002 AND 2001
                 (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)



                                                                                           2002                    2001
                                                                                 ------------------------    --------------------
                                                                                  AMOUNT           RATIO      Amount        Ratio
                                                                                ----------         -----    --------       ------
Revenues .....................................................................   $  19,729          100.0%   $ 17,953       100.0%

Salaries and benefits ........................................................       7,952           40.3       7,279        40.5
Supplies .....................................................................       3,158           16.0       2,860        15.9
Other operating expenses .....................................................       3,341           16.9       3,238        18.1
Provision for doubtful accounts ..............................................       1,581            8.0       1,376         7.7
Insurance subsidiary (gains) losses on sales of investments ..................           2             --         (63)       (0.4)
Equity in earnings of affiliates .............................................        (206)          (1.0)       (158)       (0.9)
                                                                                 ---------         ------    --------       ------

                                                                                    15,828           80.2      14,532        80.9
                                                                                 ---------         ------    --------       ------

    EBITDA ...................................................................       3,901           19.8       3,421        19.1

Depreciation and amortization ................................................       1,010            5.0       1,048         5.7
Interest expense .............................................................         446            2.3         536         3.0
Loss on retirement of debt ...................................................          --             --          28         0.2
Settlement with Federal government ...........................................         603            3.1         262         1.5
Gains on sales of facilities .................................................          (6)            --        (131)       (0.7)
Impairment of investment securities ..........................................         168            0.9          --          --
Impairment of long-lived assets ..............................................          19            0.1          17         0.1
Investigation related costs ..................................................          58            0.3          65         0.4
                                                                                 ---------         ------    --------       ------

Income before minority interests and income taxes ............................       1,603            8.1       1,596         8.9

Minority interests in earnings of consolidated entities ......................         148            0.7         119         0.7
                                                                                 ---------         ------    --------       ------

Income before income taxes ...................................................       1,455            7.4       1,477         8.2

Provision for income taxes ...................................................         622            3.2         591         3.3
                                                                                 ---------         ------    --------       ------

Reported net income ..........................................................         833            4.2         886         4.9

Goodwill amortization, net of taxes ..........................................          --             --          70         0.4
                                                                                 ---------         ------    --------       ------

     Adjusted net income .....................................................   $     833            4.2    $    956         5.3
                                                                                 =========         ======    ========       =====

Diluted earnings per share:
    Reported net income, excluding loss on retirement of debt, settlement with
          Federal government, gains on sales of facilities, impairment of investment securities, impairment of long-lived assets and
          investigation related costs ........................................   $    2.68                   $   1.94
    Goodwill amortization ....................................................          --                       0.13
                                                                                 ---------                   --------
    Adjusted net income, excluding loss on retirement of debt, settlement with
          Federal government, gains on sales of facilities, impairment of investment securities, impairment of long-lived assets and
          investigation related costs ........................................        2.68                       2.07
    Loss on retirement of debt ...............................................          --                      (0.03)
    Settlement with Federal government .......................................       (0.80)                     (0.30)
    Gains on sales of facilities .............................................        0.01                       0.14
    Impairment of investment securities ......................................       (0.20)                        --
    Impairment of long-lived assets ..........................................       (0.03)                     (0.02)
    Investigation related costs ..............................................       (0.07)                     (0.08)
                                                                                  --------                   --------

    Adjusted net income ......................................................    $   1.59                   $   1.78
                                                                                  ========                   ========

Shares used in computing diluted earnings per share (000) ....................     525,219                    538,177

                                    HCA INC.
                           CONSOLIDATED BALANCE SHEETS
                              (DOLLARS IN MILLIONS)


                                                                               DECEMBER 31,      SEPTEMBER 30,    DECEMBER 31,
                                                                                  2002              2002             2001
                                                                                ---------        ---------        ---------

                                                 ASSETS
Current assets:
     Cash and cash equivalents .................................................$     161        $     138        $      85
     Accounts receivable, net ..................................................    2,788            2,685            2,420
     Other .....................................................................    1,556            1,686            1,636
                                                                                ---------        ---------        ---------

          Total current assets .................................................    4,505            4,509            4,141

Property and equipment, at cost ................................................   16,800           16,456           15,222
Accumulated depreciation .......................................................   (7,079)          (6,930)          (6,303)
                                                                                ---------        ---------        ---------
                                                                                    9,721            9,526            8,919

Investments of insurance subsidiary ............................................    1,355            1,384            1,453
Investments in and advances to affiliates ......................................      679              667              680
Intangible assets, net .........................................................    2,080            2,070            2,051
Other ..........................................................................      401              371              486
                                                                                ---------        ---------        ---------

                                                                                $  18,741        $  18,527        $  17,730
                                                                                =========        =========        =========



                                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable ..........................................................$     809        $     742        $     755
     Other current liabilities .................................................    1,551            1,465            1,372
     Government settlement accrual .............................................      933              250              250
     Long-term debt due within one year ........................................      446              427              807
                                                                                ---------        ---------        ---------

          Total current liabilities ............................................    3,739            2,884            3,184

Long-term debt .................................................................    6,497            6,933            6,553
Professional liability risks, deferred taxes and
     other liabilities .........................................................    2,192            2,375            2,268
Minority interests in equity of consolidated entities ..........................      611              598              563
Company-obligated mandatorily redeemable securities of
     affiliate holding solely Company obligations ..............................       --               --              400

Stockholders' equity ...........................................................    5,702            5,737            4,762
                                                                                ---------        ---------        ---------

                                                                                $  18,741        $  18,527        $  17,730
                                                                                =========        =========        =========



Current ratio ..................................................................     1.20             1.56             1.30
Ratio of debt to debt plus common, temporary and minority equity ...............     52.4%            53.7%            56.2%
Shares outstanding (thousands) .................................................  514,176          512,526          509,297

                                    HCA INC.
                              OPERATING STATISTICS


                                                                                                   FOR THE TWELVE MONTHS
                                                                     FOURTH QUARTER                   ENDED DECEMBER 31,
                                                             -----------------------------     -------------------------------
                                                                 2002            2001              2002              2001
                                                             ------------     ------------     ------------      -------------
CONSOLIDATED HOSPITALS:

         Number of Hospitals ..........................             173              178               173               178
         Weighted Average Licensed Beds ...............          40,020           40,329            39,985            40,645
         Licensed Beds at End of Period ...............          39,932           40,112            39,932            40,112

     REPORTED:
         Admissions ...................................         391,700          382,800         1,582,800         1,564,100
               % Change ...............................             2.3%                               1.2%
         Equivalent Admissions ........................         575,300          570,400         2,339,400         2,311,700
               % Change ...............................             0.8%                               1.2%
         Revenue per Equivalent Admission .............      $    8,733       $    7,956       $     8,434       $     7,766
               % Change ...............................             9.8%                               8.6%
         Inpatient Revenue per Admission ..............      $    7,937       $    7,270       $     7,706       $     7,023
               % Change ...............................             9.2%                               9.7%

         Patient Days .................................       1,941,100        1,871,900         7,850,900         7,723,300
         Equivalent Patient Days ......................       2,851,200        2,790,000        11,603,600        11,415,000

         Emergency Room Visits ........................       1,186,000        1,165,500         4,802,800         4,676,800
               % Change ...............................             1.8%                               2.7%

         Outpatient Revenues as a
             Percentage of Patient Revenues ...........            37.1%            37.3%             37.0%             37.1%

         Average Length of Stay .......................             5.0              4.9               5.0               4.9

         Occupancy ....................................            52.7%            50.5%             53.8%             52.1%
         Equivalent Occupancy .........................            77.6%            75.1%             79.5%             77.0%

     SAME FACILITY:
         Admissions ...................................         388,100          376,900         1,567,600         1,529,500
               % Change ...............................             3.0%                               2.5%
         Equivalent Admissions ........................         570,400          559,300         2,313,800         2,254,500
               % Change ...............................             2.0%                               2.6%
         Revenue per Equivalent Admission .............      $    8,701       $    7,977       $     8,421       $     7,740
               % Change ...............................             9.1%                               8.8%
         Inpatient Revenue per Admission ..............      $    7,962       $    7,314       $     7,720       $     7,063
               % Change ...............................             8.9%                               9.3%

         Emergency Room Visits ........................       1,172,600        1,136,100         4,740,500         4,520,400
               % Change ...............................             3.2%                               4.9%

NUMBER OF CONSOLIDATED AND
NON-CONSOLIDATED (50/50 EQUITY
JOINT VENTURES) HOSPITALS:

         Consolidated .................................             173              178               173               178
         Non-Consolidated (50/50 Equity
             Joint Ventures) ..........................               6                6                 6                 6
                                                             ----------       ----------       -----------       -----------

         Total Number of Hospitals ....................             179              184               179               184
                                                             ==========       ==========       ===========       ===========


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